

July 16, 2012

Via E-mail
Mr. Fernando A. Gonzalez
Chief Financial Officer
CEMEX, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **RE:** **CEMEX, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Response dated July 9, 2012**
> **File No. 1-14946**

Dear Mr. Gonzalez:

We have reviewed your response letter dated July 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies
Impairment of Long-Lived Assets, page 94

2. We note your response to comment four in our letter dated June 7, 2012. Your proposed disclosures appear to be related to those assets for which you recognized impairment losses.

To the extent that you determined you should estimate the recoverable amounts of any assets due to impairment indicators and the recoverable amounts of these assets did not materially exceed the carrying amounts, please provide additional disclosures regarding these assets. Your disclosures should include the carrying and recoverable amounts of the assets. Please also provide investors with a detailed discussion of the variability associated with the material assumptions used to estimate the recoverable amounts along with the factors that could result in the recoverable amounts falling below the carrying amounts.

Management's Discussion and Analysis

Results of Operations, page 98

3. We note your response to comment six in our letter dated June 7, 2012. Your income tax expense increased by Ps10 billion from 2010 to 2011, of which Ps9.6 billion is related to current income tax expense. Your proposed disclosures quantify the impact of approximately Ps5.4 billion of this increase. Please disclose the amount of the increase in income tax expense attributable to interest and penalties as well as expand your disclosures to discuss and quantify additional factors which led to the increase.

Financial Statements

Consolidated Statements of Operations, page F-4

4. We note your response to comment nine in our letter dated June 7, 2012. Please address what consideration was given to Basis for Conclusions paragraph 56 of IAS 1 in determining that that it was appropriate to exclude the costs included in other expenses, net line item from your determination of operating income.

Consolidated Balance Sheets, page F-6

5. You present a line item called cash and investments. If this is intended to represent cash and cash equivalents, please retitle this line item. If this line item includes investments which are not cash equivalents, please separately present investments from cash and cash equivalents. Refer to paragraph 54 of IAS 1.

Note 2. Significant Accounting Policies

L) Financial Liabilities and Derivative Financial Instruments
Put Options Granted for the Purchase of Non Controlling Interests and Associates, page F-18

6. We note your response to comment 11 in our letter dated June 7, 2012. As of January 1, 2010 and December 31, 2010, your only written put option was related to your agreement

with Ready Mix USA, LLC. Please disclose whether there were any put options outstanding as of December 31, 2011.

Note 3. Selected Financial Information by Geographic Operating Segment, page F-26

7. We note your response to comment 13 in our letter dated June 7, 2012. We continue to believe that you should more clearly disclose what your operating segments are. Your response indicates that each country is an operating segment. You also appear to have aggregated countries that do not meet the quantitative thresholds of paragraph 13 in a line item within each region. For example, in the Northern Europe region, you have aggregated countries that do not meet the quantitative thresholds in a line item described as rest of Northern Europe. Please confirm and clarify in your disclosures.

Note 14. Goodwill and Intangible Assets
14B) Analysis of Goodwill Impairment, page F-43

8. We note your response to comments 17 and 19 in our letter dated June 7, 2012. In a similar manner to your response, please clarify what your cash-generating units are and correspondingly how you determined it was appropriate to aggregate these units to the operating segment level pursuant to paragraph 80 of IAS 36.

9. We note your response to comment 20 in our letter dated June 7, 2012. Your segment disclosures beginning on page F-27 indicate that you recorded operating losses in the United States during the years ended December 31, 2010 and December 31, 2011 and your Form 6-K filed on April 26, 2012 indicates that you continued to record losses during the three months ended March 31, 2012. Approximately 77% of your goodwill relates to the United States as of December 31, 2011. In this regard, please address the following related to the goodwill impairment analysis performed for the United States:
   - Please tell us the amount by which the recoverable amount exceeded the carrying amount as of December 31, 2011;
   - Please tell us each of the key assumptions used in your analysis and the corresponding values used for each of these key assumptions. Please tell us how you determined the values to use for each of these key assumptions, including whether they represented past experience or are consistent with external sources of information. Please tell us the amount by which the values assigned to each of the key assumptions would need to change in order for the recoverable amount to be equal to the carrying amount;
   - You performed cross-checks of the reasonableness of significant assumptions used by comparing with other competitors in the same industry and geographic markets. Please provide us with a summary of the comparative information you used;
   - You estimated the value of your groups of cash-generating units to which goodwill has been allocated by using the method of multiples of Operating EBITDA and compared the overall results. Please provide us with a summary of this analysis for the United States; and

- Please expand your disclosures to address your recurring losses in the United States as well as your market capitalization. Please also discuss how you ended up with a value in use which exceeds the carrying value in light of your recurring losses in the United States.

Note 15. Financial Instruments
15A) Short-Term and Long-Term Debt
Covenants, page F-49

10. We note your response to comment 21 in our letter dated June 7, 2012. As of December 31, 2011 and 2010, taking into account the Financing Agreement and its amendment, the modifications to the credit contracts and the waivers obtained, you were in compliance with the restrictive covenants imposed by your debt contracts. Your response indicates that you did not request any waiver to comply with financial covenants. Please disclose the nature of the waivers obtained.

15E) Risk Management, page F-56

11. We note your response to comment 22 in our letter dated June 7, 2012. Please show us in your supplemental response what the revised disclosures will look like in future filings.

Note 16. Other Current and Non-Current Liabilities, page F-59

12. We note your response to comment 23 in our letter dated June 7, 2012. Please show us in your supplemental response what the revised disclosures will look like in future filings.

Note 18. Income Taxes, page F-66
18B) Deferred Income Taxes, page F-67

13. We note your response to comment 24 in our letter dated June 7, 2012. In light of your recurring losses before income taxes, please expand your disclosures to provide additional insight on how you determined that you will be able to generate approximately Ps153,724 million in consolidated pre-tax income in future periods. Please include a more detailed explanation of the anticipated future trends included in your projections of future taxable income.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief